PROSPECTUS

PEOPLES BANCORP INC.

39,000 Fixed Rate Cumulative Perpetual Preferred Shares, Series A, No Par Value
(or Depositary Shares Evidencing Fractional Interests in Such Fixed
Rate Cumulative Perpetual Preferred Shares, Series A, No Par Value)

Warrant to Purchase 313,505 Common Shares, No Par Value

313,505 Common Shares, No Par Value

This Prospectus relates to the potential resale from time to time by the selling securityholders of: (1) some or all of 39,000 of our Fixed Rate Cumulative Perpetual Preferred Shares, Series A, no par value per share, liquidation preference $1,000 per share (the “Series A Preferred Shares”), or, in the event such Series A Preferred Shares are deposited with a depositary as described in this Prospectus, depositary shares evidencing fractional interests in such Series A Preferred Shares; (2) a warrant (the “Warrant”) to purchase 313,505 of our common shares, no par value per share (the “Common Shares”); and (3) any Common Shares issuable from time to time upon exercise of the Warrant.  The Series A Preferred Shares and the Warrant were originally issued pursuant to the Letter Agreement dated January 30, 2009 (the “Letter Agreement”), and the related Securities Purchase Agreement — Standard Terms (the “Securities Purchase Agreement,” and together with the Letter Agreement, the “UST Agreement”), between Peoples Bancorp Inc. and the United States Department of the Treasury (the “U.S. Treasury”), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The selling securityholders who may sell or otherwise dispose of the securities offered by this Prospectus include the U.S. Treasury and any other holders of the securities covered by this Prospectus to whom the U.S. Treasury has transferred its registration rights in accordance with the terms of the UST Agreement.  The selling securityholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents, and in one or more public or private transactions and at fixed prices, prevailing market prices, prices related to prevailing market prices or at negotiated prices.  If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.  We will not receive any proceeds from the sale of securities by the selling securityholders.

Neither the Series A Preferred Shares nor the Warrant is listed on any national securities exchange, and, unless requested by the U.S. Treasury, we do not intend to seek such a listing for the Series A Preferred Shares or the Warrant.

The words “Peoples,” “Company,” “we,” “our,” “ours” and “us” as used herein refer to Peoples Bancorp Inc. and its subsidiaries, unless otherwise stated.  The mailing address of our principal executive offices is 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738; telephone number (740) 373-3155.  Our Common Shares are listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “PEBO.”  On April 7, 2009, the closing price for our Common Shares was $13.08.

Investing in our securities involves risk.  We urge you to carefully review the information contained in this Prospectus under the caption “RISK FACTORS” beginning on page 4 and other information included or incorporated by reference in this Prospectus and any prospectus supplement for a discussion of factors you should carefully consider before you make your investment decision.
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NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION NOR ANY BANK REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM OR ANY OTHER GOVERNMENTAL OR REGULATORY AGENCY OR INSTRUMENTALITY.

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The date of this Prospectus is April 7, 2009.

ABOUT THIS PROSPECTUS

This Prospectus is part of a Registration Statement we have filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process.  Under this shelf registration process, the selling securityholders may, from time to time, offer and sell, in one or more offerings, the securities described in this Prospectus.

When we use the term “securities” in this Prospectus, we mean any of the securities that the selling securityholders named in this Prospectus may offer under this Prospectus, unless we say otherwise.  We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders.  The prospectus supplement may also add, update or change information contained in this Prospectus.  If the information in this Prospectus is inconsistent with a prospectus supplement, you should rely on the information in the prospectus supplement.  You should carefully read both this Prospectus and any prospectus supplement.  You also should carefully read the documents incorporated by reference into this Prospectus and the documents we have referred you to in “WHERE YOU CAN FIND MORE INFORMATION” for additional information about our Company, including our financial statements.

The selling securityholders named in this Prospectus may use this Prospectus to offer any of the following of our securities from time to time:

•	Fixed Rate Cumulative Perpetual Preferred Shares, Series A, no par value, either directly or represented by depositary shares;

•	Warrant to purchase 313,505 of our Common Shares, no par value; or

•	Common Shares, no par value, issued upon exercise of the Warrant.

     You should rely only on the information contained or incorporated by reference into this Prospectus and any prospectus supplement.  We have not, and the selling securityholders have not, authorized anyone to provide you with any other information.  If you receive any other information, you should not rely on it.  This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any of the securities to which this Prospectus relates in any jurisdiction to or from any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.  You should not assume that the information contained in this Prospectus and, if applicable, any prospectus supplement or any document incorporated by reference in this Prospectus or any prospectus supplement, is accurate as of any date other than the date on the front cover of this Prospectus or on the front cover of the applicable prospectus supplement or documents or as specifically indicated in the document.  Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  In addition, our SEC filings are available to the public at the SEC’s Internet site at http://www.sec.gov.  We also maintain an Internet site (http://www.peoplesbancorp.com) where information about us and our subsidiaries can be obtained.  The information contained on our Internet site is not part of this Prospectus.

In this Prospectus, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC.  This means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be a part of this Prospectus and should be read with the same care.  When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Prospectus is considered to be automatically updated and superseded.  In other words, in case of a conflict or inconsistency between information contained in this Prospectus and information incorporated by reference into this Prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the following documents that we have filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except as noted below:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	Current Reports on Form 8-K filed/furnished on January 12, 2009, January 23, 2009, January 26, 2009, January 29, 2009, February 2, 2009, February 27, 2009 and March 16, 2009; and

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The description of our Common Shares that is contained in “Item 5.  Other Information” of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, together with any subsequent registration statement or report filed for the purpose of updating such description.

We also incorporate by reference each of the following documents that we will file with the SEC after the date of this Prospectus until this offering is completed:

•	Any reports filed under Section 13(a) or Section 13(c) of the Exchange Act;

•	Any document filed under Section 14 of the Exchange Act; and

•	Any reports filed under Section 15(d) of the Exchange Act.

Pursuant to General Instruction B of Form 8-K, any information furnished pursuant to “Item 2.02.  Results of Operations and Financial Condition,” or “Item 7.01.  Regulation FD Disclosure” of Form 8-K is not deemed to be “filed” for purposes of Section 18 of the Exchange Act, and we are not incorporating by reference any information furnished pursuant to Item 2.02 or Item 7.01 (or former Item 9 or Item 12) of Form 8-K into this Prospectus.

Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to in this Prospectus do not purport to be complete, and, where reference is made to the particular provisions of that contract, agreement or other document, those references are qualified in all respects by reference to all of the provisions contained in that contract, agreement or other document.  Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this Prospectus modifies or supersedes that statement.  Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this Prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) and a copy of any or all other contracts, agreements or documents which are referred to in this Prospectus.  Requests should be directed to:  Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, Attention:  Rhonda L. Mears, Esq., General Counsel and Corporate Secretary, telephone number (740) 373-7723.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains some forward-looking statements that set forth anticipated results based on our management’s plans and assumptions.  From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements.  Such statements give our current expectations or forecasts of future events and they do not relate strictly to historical or current facts.  We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.

We cannot guarantee that any forward-looking statement will be realized, although our management believes that we have been prudent in our plans and assumptions.  Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions.  If known or unknown risks or uncertainties should materialize, or if underlying assumptions should prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected.  You should bear this in mind in reading this Prospectus.  Factors that might cause such differences include, but are not limited to:

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Continued deterioration in the credit quality of Peoples’ loan portfolio could occur due to a number of factors, such as adverse changes in economic conditions that impair the ability of borrowers to repay their loans, the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected, which may adversely impact the provision for loan losses;

•	Competitive pressures among financial institutions or from non-financial institutions, which may increase significantly;

•	Changes in the interest rate environment, which may adversely impact interest margins;

•	Changes in prepayment speeds, loan originations, sale volumes and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated;

•	General economic conditions and weakening in the real estate market, either national or in the states in which Peoples and its subsidiaries do business, which may be less favorable than expected;

•	Political developments, wars or other hostilities, which may disrupt or increase volatility in securities markets or other economic conditions;

•	Legislative or regulatory changes or actions, which may adversely affect the business of Peoples and its subsidiaries;

•	Adverse changes in the conditions and trends in the financial markets, which may adversely affect the fair value of securities within Peoples’ investment portfolio;

•	A delayed or incomplete resolution of regulatory issues that could arise;

•	Our ability to receive dividends from our subsidiaries;

•	Our ability to maintain required capital levels and adequate sources of funding and liquidity;

•	Changes in accounting standards, policies, estimates or practices, which may impact our reported financial condition or results of operations;

•	The impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity;

•	The costs and effects of regulatory and legal developments, including the outcome of regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; and

•	Those risks and uncertainties included in this Prospectus under the caption “RISK FACTORS.”

We undertake no obligation publicly to update forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any further disclosures we make on related subjects in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with or furnished to the SEC.  Also note that we provide cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K incorporated by reference herein and in prospectus supplements and other offering materials.  These are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results.  We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995.  You should understand that it is not possible to predict or identify all such factors.  Consequently, you should not consider such disclosures to be a complete discussion of all potential risks or uncertainties.

RISK FACTORS

An investment in our securities involves certain risks.  You should carefully consider the following risk factors and other information contained in this Prospectus and the documents incorporated by reference in this Prospectus, before making an investment decision.  Certain risks related to us and our business are described under the heading “Item 1A.  Risk Factors” in Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  Listed below are a number of additional risks, including certain risks related to the securities offered by this Prospectus.  The risks discussed below also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.  Risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

RISKS RELATING TO PEOPLES AND OUR SUBSIDIARIES

Difficult Market Conditions And Economic Trends Have Adversely Affected Our Industry And Our Business.

Negative developments beginning in the latter half of 2007 and throughout 2008 in the sub-prime mortgage market and the securitization markets for such loans, together with substantial volatility in oil prices and other factors, have resulted in uncertainty in the financial markets in general and a related general economic downturn, continuing into 2009.  Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions.  In addition, the value of real estate collateral supporting many loans has declined and may continue to decline.  General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs.  Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other.  This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity.  Competition among depository institutions for deposits has increased significantly.  Financial institutions have experienced decreased access to deposits or borrowings.  The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and the trading price of our Common Shares.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions.  As a result of the foregoing factors, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations.  This increased governmental action may increase our costs and limit our ability to pursue certain business opportunities.  We also may be required to pay even higher Federal Deposit Insurance Corporation (“FDIC”) premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on us, our customers and the other financial institutions in our market.  As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

There Can Be No Assurance That Recent Legislative And Regulatory Initiatives To Address Difficult Market And Economic Conditions Will Stabilize The U.S. Banking System.

The Emergency Economic Stabilization Act of 2008 (“EESA”), which established the Troubled Assets Relief Program (“TARP”), was signed into law on October 3, 2008.  The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other.  As part of TARP, the U.S. Treasury established the Capital Purchase Program to provide up to $700 billion of funding to eligible financial institutions through the purchase of capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets.  Under the Capital Purchase Program, the U.S. Treasury is purchasing equity securities from participating institutions.  On January 30, 2009, we entered into the UST Agreement with the U.S. Treasury providing for our issuance of the Series A Preferred Shares and the Warrant, pursuant to the Capital Purchase Program.  The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000.  This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

On February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 (“ARRA”), as a sweeping economic recovery package intended to stimulate the economy and provide for broad infrastructure, energy, health, and education needs.  There can be no assurance as to the actual impact that EESA or its programs, including the CPP, and ARRA or its programs, will have on the national economy or financial markets.  The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our Common Shares.

There have been numerous actions undertaken in connection with or following EESA and ARRA by the Federal Reserve Board, the U.S. Congress, the U.S. Treasury, the FDIC, the SEC and others in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown that began in late 2007.  These measures include: (i) homeowner relief that encourages loan restructuring and modification; (ii) the establishment of significant liquidity and credit facilities for financial institutions and investment banks; (iii) the lowering of the federal funds rate; (iv) emergency action against short selling practices; (v) a temporary guaranty program for money market funds; (vi) the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and (vii) coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system.  EESA, ARRA and the other regulatory initiatives described above may not have their desired effects.  If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

Current Levels Of Market Volatility Are Unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year.  In recent months, the volatility and disruption has reached unprecedented levels.  In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength.  If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Because Of Our Participation In The Capital Purchase Program, We Are Subject To Several Restrictions Including Restrictions On Our Ability To Declare Or Pay Dividends And Repurchase Our Shares As Well As Restrictions On Compensation Paid To Our Executive Officers.

Pursuant to the terms of the UST Agreement, our ability to declare or pay dividends on any of our shares is limited.  Specifically, we are unable to declare dividend payments on Common Shares, junior preferred shares or pari passu preferred shares if we are in arrears on the payment of dividends on the Series A Preferred Shares.  Further, we are not permitted to increase dividends on our Common Shares above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 ($0.23 per share) without the U.S. Treasury’s approval until January 30, 2012, unless all of the Series A Preferred Shares have been redeemed or transferred by the U.S. Treasury to unaffiliated third parties.  In addition, our ability to repurchase our shares is restricted.  The consent of the U.S. Treasury generally is required for us to make any stock repurchase (other than in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice) until January 30, 2012, unless all of the Series A Preferred Shares have been redeemed or transferred by the U.S. Treasury to unaffiliated third parties.  Further, Common Shares, junior preferred shares or pari passu preferred shares may not be repurchased if we are in arrears on the payment of Series A Preferred Share dividends.  Finally, the terms of the UST Agreement allow the U.S. Treasury to impose additional restrictions, including those on dividends and including unilateral amendments required to comply with changes in applicable federal law.

Pursuant to the terms of the UST Agreement, we adopted the U.S. Treasury’s current standards for executive compensation and corporate governance for the period during which the Treasury holds the equity securities issued pursuant to the UST Agreement, including the Common Shares that may be issued upon exercise of the Warrant.  These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers.  The standards include: (i) ensuring that incentive compensation plans and arrangements for senior executive officers do not encourage unnecessary and excessive risks that threaten our value; (ii) required clawback of any bonus or incentive compensation paid (or under a legally binding obligation to be paid) to a senior executive officer based on materially inaccurate financial statements or other materially inaccurate performance metric criteria; (iii) prohibition on making “golden parachute payments” to senior executive officers; and (iv) agreement not to claim a deduction, for federal income tax purposes, for compensation paid to any of the senior executive officers in excess of $500,000 per year.

The adoption of ARRA on February 17, 2009 imposed certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including the Company, until the institution has repaid the U.S. Treasury.  The executive compensation standards are more stringent than those currently in effect under the Capital Purchase Program or those previously proposed by the U.S. Treasury, but it is yet unclear whether these executive compensation standards will be considered effective immediately or only after implementing regulations are issued by the U.S. Treasury.  The new standards include (but are not limited to): (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock grants which do not fully vest during the TARP period with a value not greater than one-third of an employee’s total annual compensation; (ii) prohibitions on payments for departure from a company for any reason, except for payments for services performed or benefits accrued; (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria; (iv) prohibitions on compensation plans that encourage manipulation of reported earnings; (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the U.S. Treasury to be inconsistent with the purposes of TARP or otherwise contrary to public interest; (vi) required establishment of a company-wide policy regarding “excessive or luxury expenditures,” and; (vii) inclusion in a participant’s proxy statements for annual shareholder meetings of a nonbinding “Say on Pay” shareholder vote on the compensation of executives.

RISKS RELATING TO THE SERIES A PREFERRED SHARES AND OUR COMMON SHARES

The Series A Preferred Shares Represent Equity Interests In Peoples And Are Subordinate To All Of Our Existing And Future Indebtedness.  Regulatory, Statutory And Contractual Restrictions May Limit Or Prevent Us From Paying Dividends On The Series A Preferred Shares And Our Common Shares, And The Series A Preferred Shares Place No Limitations On The Amount Of Indebtedness We And Our Subsidiaries May Incur In The Future.

The Series A Preferred Shares are equity interests in Peoples and do not constitute indebtedness.  As such, the Series A Preferred Shares, like our Common Shares, rank junior to all indebtedness and other non-equity claims on Peoples with respect to assets available to satisfy claims on Peoples, including in a liquidation of Peoples.  Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred shares like the Series A Preferred Shares, as with our Common Shares: (i) dividends are payable only when, as and if authorized and declared by, our Board of Directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board of Directors deems relevant; and (ii) as an Ohio corporation, under Ohio law, we are subject to restrictions on payments of dividends out of lawfully available funds. See the discussion under the captions “DESCRIPTION OF SERIES A PREFERRED SHARES – Dividends Payable On Series A Preferred Shares” and “DESCRIPTION OF COMMON SHARES – Dividends.”

The Series A Preferred Shares do not limit the amount of debt or other obligations we or our subsidiaries may incur in the future.  Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series A Preferred Shares or to which the Series A Preferred Shares will be structurally subordinated.

We are subject to certain contractual restrictions that could prohibit us from declaring or paying dividends or making liquidation payments on our Common Shares or the Series A Preferred Shares.  See the immediately following risk factor.

If We Defer Payments Of Interest On Our Outstanding Junior Subordinated Deferrable Interest Debentures Or If Certain Defaults Relating To Those Junior Subordinated Deferrable Interest Debentures Occur, We Will Be Prohibited From Declaring Or Paying Dividends Or Distributions On, From Redeeming Or Repurchasing, And From Making Liquidation Payments With Respect To, The Series A Preferred Shares And Our Common Shares.

We previously formed PEBO Capital Trust I for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the “Capital Securities”), with 100% of the common equity in PEBO Capital Trust I owned by Peoples.  The proceeds from the Capital Securities and common equity were invested in junior subordinated deferrable interest debentures of Peoples (the “Debentures”).  The Debentures held by PEBO Capital Trust I are its sole assets.  Distributions on the Capital Securities are payable semiannually at a rate per annum equal to the interest rate being earned by PEBO Capital Trust I on the Debentures.

Under the provisions of the Debentures, Peoples has the right to defer payment of interest on the Debentures at any time, or from time to time, for periods not exceeding five years.  If interest payments on the Debentures are deferred, the dividends on the Capital Securities are also deferred.  Peoples has entered into agreements which, taken collectively, fully and unconditionally guarantee the Capital Securities subject to the terms of each of the guarantees.  As of December 31, 2008, the outstanding principal amount of the Debentures was approximately $22,495,000.

The indenture under which the Debentures were issued, together with the related guarantee, prohibits us, subject to limited exceptions, from declaring or paying any dividends or distributions on, or redeeming, repurchasing, acquiring or making any liquidation payments with respect to, any of our capital stock (including the Series A Preferred Shares and our Common Shares) at any time when: (i) there shall have occurred and be continuing an event of default under the indenture; (ii) we are in default with respect to payment of any obligations under the related guarantee; or (iii) we have deferred payment of interest on the Debentures outstanding under that indenture.  In that regard, we are entitled, at our option but subject to certain conditions, to defer payments of interest on the Debentures from time to time for up to 10 consecutive semi-annual periods.

Events of default under the indenture generally consist of our failure to pay interest on the Debentures outstanding under certain circumstances, our failure to pay any principal of or premium on such Debentures when due, our failure to comply with certain covenants under the indenture, and certain events of bankruptcy, insolvency or liquidation relating to us or any substantial part of our assets.

As a result of these provisions, if we were to elect to defer payments of interest on the Debentures, or if any of the other events described in clauses (i) or (ii) (set forth above) were to occur, we would be prohibited from declaring or paying any dividends on the Series A Preferred Shares and our Common Shares, from redeeming, repurchasing or otherwise acquiring any of the Series A Preferred Shares or our Common Shares, and from making any payments to holders of the Series A Preferred Shares or our Common Shares in the event of our liquidation, which would likely have a material adverse effect on the market value of the Series A Preferred Shares and our Common Shares.  Moreover, without notice to or consent from the holders of the Series A Preferred Shares or our Common Shares, we may issue additional series of junior subordinated debt securities in the future with terms similar to those of our existing Debentures or enter into other financing agreements that limit our ability to purchase or to pay dividends or distributions on our capital stock, including the Series A Preferred Shares and our Common Shares.

The Prices Of The Series A Preferred Shares And Our Common Shares May Fluctuate Significantly, And This May Make It Difficult For You To Resell The Series A Preferred Shares And/Or Common Shares When You Want Or At Prices You Find Attractive.

There currently is no market for the Series A Preferred Shares, and we cannot predict how the Series A Preferred Shares or our Common Shares will trade in the future.  The market value of the Series A Preferred Shares and our Common Shares will likely continue to fluctuate in response to a number of factors, most of which are beyond our control.

The market value of the Series A Preferred Shares and our Common Shares may also be affected by conditions affecting the financial markets generally, including price and trading fluctuations.  These conditions may result in: (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, the Series A Preferred Shares and our Common Shares; and (ii) sales of substantial amounts of the Series A Preferred Shares or our Common Shares in the market, in each case that could be unrelated or disproportionate to changes in our operating performance.  These broad market fluctuations may adversely affect the market value of the Series A Preferred Shares and our Common Shares.

There May Be Future Sales Of Additional Common Shares Or Preferred Shares Or Other Dilution Of Our Equity, Which May Adversely Affect The Market Price Of Our Common Shares Or The Series A Preferred Shares.

We are not restricted from issuing additional Common Shares or preferred shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or preferred shares or any substantially similar securities.  The per share value of our Common Shares or the Series A Preferred Shares could decline as a result of sales by us of a large number of Common Shares or preferred shares or similar securities in the market or the perception that such sales could occur.

RISKS SPECIFIC TO THE SERIES A PREFERRED SHARES

An Active Trading Market For The Series A Preferred Shares Does Not Currently Exist And May Not Develop.

The Series A Preferred Shares are not currently listed on any national securities exchange and we do not anticipate listing the Series A Preferred Shares on a national securities exchange unless we are requested to do so by the U.S. Treasury pursuant to the UST Agreement.  There can be no assurance that an active trading market for the Series A Preferred Shares will develop, or, if developed, that an active trading market will be maintained.  If an active market is not developed or sustained, the market value and liquidity of the Series A Preferred Shares may be adversely affected.

The Series A Preferred Shares May Be Junior In Rights And Preferences To Preferred Shares We May Issue In The Future.

Subject to approval by the holders of at least 66 ⅔% of the Series A Preferred Shares then outstanding, voting together as a separate class, we may issue preferred shares in the future, the terms of which are expressly senior to the Series A Preferred Shares.  The terms of any such future preferred shares expressly senior to the Series A Preferred Shares may restrict dividend payments on the Series A Preferred Shares.  For example, the terms of any such senior preferred shares may provide that, unless full dividends for all of our outstanding preferred shares senior to the Series A Preferred Shares have been paid for the relevant periods, no dividends will be paid on the Series A Preferred Shares, and no Series A Preferred Shares may be repurchased, redeemed or otherwise acquired by us.  This could result in dividends on the Series A Preferred Shares not being paid when contemplated.  In addition, in the event of our liquidation, dissolution or winding-up, the terms of the senior preferred shares may prohibit us from making payments on the Series A Preferred Shares until all amounts due to holders of the senior preferred shares in such circumstances are paid in full.

Holders Of The Series A Preferred Shares Have Limited Voting Rights.

Until and unless we are in arrears on our dividend payments on the Series A Preferred Shares for six quarterly dividend periods, whether or not consecutive, the holders of the Series A Preferred Shares will have no voting rights except with respect to certain fundamental changes in the terms of the Series A Preferred Shares and certain other matters and except as may be required by Ohio law.  If dividends on the Series A Preferred Shares are not paid in full for six quarterly dividend periods, whether or not consecutive, the total number of positions on our Board of Directors will automatically increase by two and the holders of the Series A Preferred Shares, acting as a class with any other parity securities having similar voting rights, will have the right to elect two individuals to serve in the new director positions.  This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods.  See the discussion under the caption “DESCRIPTION OF SERIES A PREFERRED SHARES – Voting Rights – Election of Two Directors upon Non-Payment of Dividends.”  Based on the number of current members on our Board of Directors, directors elected by the holders of the Common Shares would have a controlling majority of the Board and would be able to take any action approved by them notwithstanding any objection by the directors elected by the holders of the Series A Preferred Shares.

If We Are Unable To Redeem The Series A Preferred Shares After Five Years, The Cost Of This Capital To Us Will Increase Substantially.

If we are unable to redeem the Series A Preferred Shares prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum to 9.0% per annum.  See the discussion under the caption “DESCRIPTION OF SERIES A PREFERRED SHARES – Dividends Payable On Series A Preferred Shares.”  Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Shares could have a material negative effect on our liquidity.

RISK SPECIFIC TO THE COMMON SHARES

The Series A Preferred Shares Impact Net Income Available To The Holders Of Our Common Shares And Earnings Per Common Share, And The Warrant We Issued To The U.S. Treasury May Be Dilutive To Holders Of Our Common Shares.

The dividends declared and the accretion of discount on the Series A Preferred Shares will reduce the net income available to holders of our Common Shares and our earnings per Common Share.  The Series A Preferred Shares will also receive preferential treatment in the event of liquidation, dissolution or winding up the Company.  Additionally, the ownership interest of the existing holders of our Common Shares will be diluted to the extent the Warrant we issued to the U.S. Treasury in conjunction with the sale to the U.S. Treasury of the Series A Preferred Shares is exercised.  The Common Shares underlying the Warrant represented approximately 2.9% of our Common Shares outstanding as of April 7, 2009 (including the Common Shares issuable upon exercise of the Warrant in the total Common Shares outstanding).  Although the U.S. Treasury has agreed not to vote any of the Common Shares it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any Common Shares acquired upon exercise of the Warrant is not bound by this restriction.

OUR COMPANY

We are a financial holding company headquartered in Marietta, Ohio, that offers diversified financial products and services through our wholly-owned subsidiaries.  Our wholly-owned subsidiaries include Peoples Bank, National Association (“Peoples Bank”), Peoples Investment Company and PEBO Capital Trust I.  In addition, Peoples Bank also owns Peoples Insurance Agency, Inc. and PBNA, L.L.C., an asset management company.  Peoples Investment Company also owns Peoples Capital Corporation, a capital management company.  Through our subsidiaries, we provide a complete line of banking, investment, insurance and trust solutions to our customers and clients.

Our primary business activities are conducted through Peoples Bank, a full service community bank.  Peoples Bank was first charted as an Ohio banking corporation under the name “The Peoples Banking and Trust Company” in Marietta, Ohio, in 1902 and reorganized as a national banking association under its current name in 2000.  Currently, Peoples Bank operates 47 locations and 38 ATMs in Ohio, West Virginia and Kentucky.

We were incorporated under the laws of the State of Ohio, in 1992.  Our principal executive offices are located at 138 Putnam Street, Marietta, Ohio 45750, and our telephone number is (740) 373-3155.  Our Internet site can be accessed at http://www.peoplesbancorp.com.  Information contained on our Internet site does not constitute part of, and is not incorporated into, this Prospectus.

At December 31, 2008, we had consolidated total assets of approximately $2.0 billion, total loans of approximately $1.1 billion, total deposits of approximately $1.4 billion and total shareholders’ equity of approximately $187 million.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table shows our ratios of earnings to fixed charges, which includes our subsidiaries, on a consolidated basis for the periods indicated:

Consolidated Ratios of Earnings to Fixed Charges (1)	For the Twelve Months Ended December 31,
	2008	2007	2006	2005	2004

Excluding deposit interest	145.64%	204.84%	224.89%	232.54%	232.64%

Including deposit interest	115.87%	139.96%	152.71%	164.23%	168.85%

(1)
For purposes of computing the ratios, earnings consist of income before income taxes and fixed charges.  Fixed charges consist of interest on borrowings and long-term debt, including/excluding interest on deposits, and one-third of rental expense, which we believe is representative of the interest factor.

No Series A Preferred Shares, or any other class of preferred shares, were outstanding during the years ended December 31, 2008, 2007, 2006, 2005 and 2004 and we did not pay preferred share dividends during these periods.  Therefore, the ratios of earnings to combined fixed charges and preferred share dividends are not different from the ratios of earnings to fixed charges presented above.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the selling securityholders of the securities offered by this Prospectus or any accompanying prospectus supplement.  If the holder of the Warrant does not elect a cashless exercise, we may receive proceeds from the exercise of some or all of the Warrant, which we will use for general corporate purposes.  See the discussion in the section captioned “DESCRIPTION OF WARRANT TO PURCHASE COMMON SHARES – Exercise of the Warrant.”

CAPITAL STOCK OF PEOPLES

Under our Amended Articles of Incorporation, as amended (the “Articles”), we are authorized to issue up to 24,000,000 Common Shares and up to 50,000 preferred shares, no par value per share.

As of April 7, 2009, we had 10,457,166 Common Shares outstanding and 39,000 Series A Preferred Shares outstanding.  See the description of the Common Shares in the section captioned “DESCRIPTION OF COMMON SHARES” and the description of the Series A Preferred Shares in the section captioned “DESCRIPTION OF SERIES A PREFERRED SHARES.”

The remaining 11,000 authorized but unissued preferred shares are typically referred to as “blank check” preferred shares.  This term refers to preferred shares for which the rights and restrictions are determined by the board of directors of a corporation at the time the preferred shares are issued.  Under our Articles, our Board of Directors has the authority, without any further shareholder vote or action, to issue the remaining preferred shares in one or more series, from time to time, with full or limited voting power, or without voting power, and with all designations, preferences and relative, participating, optional or other special rights and privileges of, and qualifications, limitations or restrictions upon, the preferred shares, as may be provided in the amendment or amendments to our Articles adopted by our Board of Directors.  The authority of our Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to preferred shares of any series:

•	the division of the preferred shares into series and the designation and authorized number of preferred shares (up to the number of preferred shares authorized) in each series;

•	the dividend rate and whether dividends are to be cumulative;

•	whether preferred shares are to be redeemable, and, if so, whether redeemable for cash, property or rights;

•	the liquidation rights to which the holders of preferred shares will be entitled, and the preferences, if any;

•	whether the preferred shares will be subject to the operation of a sinking fund, and, if so, upon what conditions;

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whether the preferred shares will be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of the conversion or exchange;

•
the voting rights of the preferred shares, which may be full, limited or denied, except as otherwise required by law and Article SEVENTH of our Articles; provided that the voting rights of any series of preferred shares may not be greater than the voting rights of our Common Shares except to the extent specifically required with respect to any series of preferred shares which may be designated for issuance to the U.S. Treasury under the Capital Purchase Program;

•	the pre-emptive rights, if any, to which the holders of preferred shares will be entitled and any limitations thereon;

•
whether the issuance of any additional shares, or of any shares of any other series, will be subject to restrictions as to issuance, or as to the powers, preferences or rights of any of these other series; and

•	any other relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions.

DESCRIPTION OF SERIES A PREFERRED SHARES

The following is a brief description of the terms of the Series A Preferred Shares that may be resold by the selling securityholders.  This summary does not purport to be complete in all respects.  This description is subject to and qualified in its entirety by reference to our Articles, including the Certificate of Amendment by Directors to Articles with respect to the Series A Preferred Shares, copies of which have been filed with the SEC and are also available upon request from us.

General

Our Board of Directors has designated 39,000 of our preferred shares as Series A Preferred Shares, all of which were issued to the U.S. Treasury in a transaction exempt from the registration requirements of the Securities Act.  The issued and outstanding Series A Preferred Shares are validly issued, fully paid and nonassessable.

Dividends Payable On Series A Preferred Shares

Holders of Series A Preferred Shares are entitled to receive if, as and when declared by our Board of Directors or a duly authorized committee of the Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per Series A Preferred Share from January 30, 2009 to, but excluding, February 15, 2014.  From and after February 15, 2014, holders of Series A Preferred Shares are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per Series A Preferred Share with respect to each Dividend Period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15 (each, a “Dividend Payment Date”), starting with May 15, 2009.  If any Dividend Payment Date is not a business day, then the next business day will be the applicable Dividend Payment Date, and no additional dividends will accrue as a result of the applicable postponement of the Dividend Payment Date.  The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period,” provided that the initial Dividend Period will be the period from and including January 30, 2009 to, but excluding, May 15, 2009.  Dividends payable during any Dividend Period are computed on the basis of a 360-day year consisting of twelve 30-day months.  Dividends payable on any date prior to the end of a Dividend Period, and for the initial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

Dividends payable with respect to the Series A Preferred Shares are payable to holders of record of Series A Preferred Shares on the date that is the 15th calendar day immediately preceding the applicable Dividend Payment Date or such other record date as our Board of Directors or any duly authorized committee of the Board of Directors determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable Dividend Payment Date.

If we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Shares, we are required to provide written notice to the holders of Series A Preferred Shares prior to the applicable Dividend Payment Date.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums.  The Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), is authorized to determine, under certain circumstances relating to the financial condition of a financial holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of that dividend.

We are also subject to the contractual restrictions described in the risk factor captioned “If We Defer Payments Of Interest On Our Outstanding Junior Subordinated Deferrable Interest Debentures Or If Certain Defaults Relating To Those Junior Subordinated Deferrable Interest Debentures Occur, We Will Be Prohibited From Declaring Or Paying Dividends Or Distributions On, From Redeeming Or Repurchasing, And From Making Liquidation Payments With Respect To, The Series A Preferred Shares And Our Common Shares.”

Our ability to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends that may be declared by our subsidiaries.  Dividend payments from Peoples Bank are subject to legal and regulatory limitations, generally based on net income and retained earnings.  The ability of Peoples Bank to pay dividends to us is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations.  Payments of dividends by Peoples Bank may be restricted at any time at the discretion of the applicable regulatory authorities, if they deem such dividends to constitute an unsafe and/or an unsound banking practice.

Priority of Dividends and Payments on Liquidation

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Shares will rank:

•
senior to our Common Shares and any other class or series of stock the terms of which expressly provide that it ranks junior to the Series A Preferred Shares as to dividend rights and/or rights on liquidation, dissolution or winding up of Peoples (“Junior Stock”); and

•
at least equally with any other class or series of stock the terms of which do not expressly provide that it ranks senior or junior to the Series A Preferred Shares as to dividend rights and/or rights on liquidation, dissolution or winding up of the Company (“Parity Stock”).

So long as any Series A Preferred Shares remain outstanding, unless all accrued and unpaid dividends on the Series A Preferred Shares for all prior Dividend Periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever will be paid or declared on our Common Shares, other Junior Stock or Parity Stock, other than a dividend payable solely in Common Shares.  We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any of our Common Shares, other Junior Stock or Parity Stock, unless we have declared and paid in full all accrued and unpaid dividends on the Series A Preferred Shares for all prior Dividend Periods, other than:

•
purchases, redemptions or other acquisitions of our Common Shares or other Junior Stock in connection with the administration of our employee benefit plans in the ordinary course of business (including purchases pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation to employees) and consistent with past practice;

•
purchases or other acquisitions by a broker-dealer subsidiary of the Company solely for the purpose of market-making, stabilization or customer facilitation transactions in Junior Stock or Parity Stock in the ordinary course of its business;

•	purchases by a broker-dealer subsidiary of the Company for resale pursuant to an offering by us of our capital stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or Junior Stock in connection with a shareholders’ rights plan or redemptions or repurchases of rights pursuant to any shareholders’ rights plan;

•
acquisition of record ownership of Junior Stock or Parity Stock for the beneficial ownership of any other person that is not the Company or a subsidiary of the Company, including as trustee or custodian; and

•
the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock or Junior Stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before January 30, 2009 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Shares.

If we repurchase Series A Preferred Shares from a holder other than the U.S. Treasury, we must offer to repurchase a ratable portion of the Series A Preferred Shares then held by the U.S. Treasury.

On any Dividend Payment Date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A Preferred Shares and any other Parity Stock, all dividends paid or declared for payment on that Dividend Payment Date (or, with respect to Parity Stock with a different dividend payment date, on the applicable dividend date therefor falling within the Dividend Period and related to the Dividend Payment Date for the Series A Preferred Shares), with respect to the Series A Preferred Shares and any other Parity Stock, will be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the Dividend Period.

Subject to the foregoing, such dividends (payable in cash, securities or other property) as may be determined by our Board of Directors (or a duly authorized committee of the Board of Directors) may be declared and paid on our Common Shares and any other Junior Stock from time to time out of any funds legally available for such payment, and the holders of Series A Preferred Shares will not be entitled to participate in any such dividend.

Redemption

The Series A Preferred Shares may not be redeemed prior to February 15, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) of not less than $9,750,000, which equals 25% of the aggregate liquidation amount of the Series A Preferred Shares on the date of issuance to the U.S. Treasury.  In such a case, we may redeem the Series A Preferred Shares, subject to the approval of the Federal Reserve Board, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings.  A “qualified equity offering” is a sale and issuance for cash by us, to persons other than the Company or our subsidiaries after January 30, 2009, of perpetual preferred shares, Common Shares or a combination thereof, that in each case qualify and may be included in our Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board.  Qualified equity offerings do not include issuances made in consideration for other securities (e.g., in connection with a business combination transaction), issuances of trust preferred securities or other Tier 1 capital, and sales and issuances of Common Shares and/or perpetual preferred shares made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008.  After February 15, 2012, the Series A Preferred Shares may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part, subject to notice as described below.

Notwithstanding the foregoing, ARRA, which was signed into law on February 17, 2009, provides that the Secretary of the Treasury shall permit a recipient of funds under TARP, subject to consultation with the recipient’s appropriate Federal banking agency, to repay such assistance without regard to whether the recipient has replaced such funds from any other source or to any waiting period.  ARRA further provides that when the recipient repays such assistance, the Secretary of the Treasury shall liquidate the Warrant associated with the assistance at the current market price.  ARRA will permit Peoples, if Peoples so elects and following consultation with the Federal Reserve Board, to redeem the Series A Preferred Shares at any time without restriction; provided that Peoples must pay a minimum of 25% of the issue price of the Series A Preferred Shares in any such redemption.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series A Preferred Shares will not be subject to any mandatory redemption, sinking fund or similar provisions.  Holders of Series A Preferred Shares have no right to require the redemption or repurchase of the Series A Preferred Shares.

If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, the Series A Preferred Shares to be redeemed will be selected either pro rata from the holders of record of Series A Preferred Shares in proportion to the number of Series A Preferred Shares held by those holders or in such other manner as our Board of Directors or a duly authorized committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of Series A Preferred Shares by first class mail, postage prepaid, addressed to the holders of record of the Series A Preferred Shares to be redeemed at their respective last addresses appearing on our books.  This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption.  Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail, or any defect in the notice or in the mailing of the notice, to any holder of Series A Preferred Shares designated for redemption will not affect the redemption of any other Series A Preferred Shares.  Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where certificates for Series A Preferred Shares are to be surrendered for payment of the redemption price, and the number of Series A Preferred Shares to be redeemed (and, if less than all Series A Preferred Shares held by the applicable holder, the number of Series A Preferred Shares to be redeemed from the holder).

Series A Preferred Shares that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued preferred shares.

We are also subject to the contractual restrictions described in the risk factor captioned “If We Defer Payments Of Interest On Our Outstanding Junior Subordinated Deferrable Interest Debentures Or If Certain Defaults Relating To Those Junior Subordinated Deferrable Interest Debentures Occur, We Will Be Prohibited From Declaring Or Paying Dividends Or Distributions On, From Redeeming Or Repurchasing, And From Making Liquidation Payments With Respect To, The Series A Preferred Shares And Our Common Shares.”

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Shares will be entitled to receive an amount per share equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment (the “Total Liquidation Amount”).  Holders of the Series A Preferred Shares will be entitled to receive the Total Liquidation Amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our Common Shares or any other shares ranking, as to that distribution, junior to the Series A Preferred Shares.

If our assets are not sufficient to pay the Total Liquidation Amount in full to all holders of Series A Preferred Shares and all holders of any shares of outstanding Parity Stock, the amounts paid to the holders of Series A Preferred Shares and other shares of Parity Stock will be paid pro rata in accordance with the respective Total Liquidation Amount for those holders.  If the Total Liquidation Amount per share of Series A Preferred Shares has been paid in full to all holders of Series A Preferred Shares and the corresponding amounts payable with respect to other shares of Parity Stock have been paid in full, the holders of our Common Shares or any other shares ranking, as to such distribution, junior to the Series A Preferred Shares will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, lease, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other entity or by another entity with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

We are also subject to the contractual restrictions described in the risk factor captioned “If We Defer Payments Of Interest On Our Outstanding Junior Subordinated Deferrable Interest Debentures Or If Certain Defaults Relating To Those Junior Subordinated Deferrable Interest Debentures Occur, We Will Be Prohibited From Declaring Or Paying Dividends Or Distributions On, From Redeeming Or Repurchasing, And From Making Liquidation Payments With Respect To, The Series A Preferred Shares And Our Common Shares.”

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series A Preferred Shares will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends

If the dividends on the Series A Preferred Shares have not been paid for an aggregate of six quarterly Dividend Periods or more (whether or not consecutive), the authorized number of directors then constituting our Board of Directors will automatically be increased by two.  Holders of Series A Preferred Shares, together with the holders of any outstanding Parity Stock with like voting rights (“Voting Parity Stock”), voting as a single class, will be entitled to elect the two additional members of our Board of Directors (“Preferred Stock Directors”) at the next annual meeting (or at a special meeting called for the purpose of electing the Preferred Stock Directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past Dividend Periods, including the last completed Dividend Period, have been paid in full, at which time such right will terminate with respect to the Series A Preferred Shares, subject to revesting in the event of each and every subsequent failure to pay dividends in the circumstances described above.  The election of any Preferred Stock Director is subject to the qualification that the election would not cause us to violate the corporate governance requirements of NASDAQ (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series A Preferred Shares and Voting Parity Stock to vote for Preferred Stock Directors, as described above, the Preferred Stock Directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of authorized directors of Peoples will be reduced by the number of Preferred Stock Directors that the holders of Series A Preferred Shares and Voting Parity Stock had been entitled to elect.  The holders of a majority of the Series A Preferred Shares and Voting Parity Stock, voting as a class, may remove any Preferred Stock Director, with or without cause, and the holders of a majority of the Series A Preferred Shares and Voting Parity Stock, voting as a class, may fill any vacancy created by the removal of a Preferred Stock Director.  If the office of a Preferred Stock Director becomes vacant for any other reason, the remaining Preferred Stock Director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights

So long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles, the vote or consent of the holders of at least 66 ⅔% of the Series A Preferred Shares at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•
any amendment or alteration of our Articles to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series A Preferred Shares with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company;

•
any amendment, alteration or repeal of any provision of our Articles (including any amendment, alteration or repeal by means of a merger, consolidation or otherwise, unless no vote on such merger or consolidation is required by the following paragraph) so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Shares; or

•
any consummation of a binding share exchange or reclassification involving the Series A Preferred Shares or of a merger or consolidation of Peoples with another entity, unless: (i) the Series A Preferred Shares remain outstanding following any such transaction or, if Peoples is not the surviving entity following such transaction, are converted into or exchanged for preference securities of the surviving entity or its ultimate parent; and (ii) such remaining outstanding Series A Preferred Shares or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Shares immediately prior to the consummation of such transaction, taken as a whole.

However, any increase in the amount of authorized preferred stock, including any increase in the authorized amount of Series A Preferred Shares necessary to satisfy preemptive or similar rights granted by the Company to other persons prior to January 30, 2009, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to pre-emptive or similar rights or otherwise, of any other series of preferred stock, or any securities convertible or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to Series A Preferred Shares with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Company will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and will not require the affirmative vote or consent of, the holders of outstanding Series A Preferred Shares.

With respect to the voting rights of the Series A Preferred Shares, each holder of Series A Preferred Shares will have one vote for each Series A Preferred Share on any matter on which holders of Series A Preferred Shares are entitled to vote.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding Series A Preferred Shares have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Shares to effect the redemption.

DESCRIPTION OF DEPOSITARY SHARES

Pursuant to the Securities Purchase Agreement, we have agreed, if requested by the U.S. Treasury, to enter into a depositary arrangement pursuant to which the Series A Preferred Shares may be deposited and depositary shares, each representing a fraction of a Series A Preferred Share as specified by the U.S. Treasury, may be issued.  The Series A Preferred Shares would be held by a depositary (e.g., a bank or trust company) reasonably acceptable to the U.S. Treasury.  If we enter into such a depository arrangement, the selling securityholders would be offering depository shares, each representing a fraction of a Series A Preferred Share, instead of actual whole Series A Preferred Shares.  The actual terms of any depository arrangement would be set forth in a deposit agreement to which we would be a party, and would be attached as an exhibit to a filing by us that would be incorporated by reference into this Prospectus.

DESCRIPTION OF WARRANT TO PURCHASE COMMON SHARES

The following is a brief description of the terms of the Warrant that may be resold by the selling securityholders.  This summary does not purport to be complete in all respects.  This description is subject to and qualified in its entirety by reference to the Warrant, a copy of which has been filed with the SEC and is also available upon request from us.

Common Shares Subject to the Warrant

The Warrant is initially exercisable for 313,505 of our Common Shares.  If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $39,000,000, which is equal to 100% of the aggregate liquidation preference of the Series A Preferred Shares, the number of Common Shares underlying the Warrant then held by the selling securityholders will be reduced by 50% to 156,753 Common Shares.  The number of Common Shares subject to the Warrant is subject to the further adjustments described below under the caption “Adjustments to the Warrant.”

In accordance with the terms of the Securities Purchase Agreement, the U.S. Treasury has represented that it intends to refrain from exercising any voting rights pertaining to our Common Shares which it may come to own upon exercise of some or all of the Warrant.

Exercise of the Warrant

The initial exercise price applicable to the Warrant is $18.66 per Common Share for which the Warrant may be exercised.  The Warrant may be exercised, in whole or in part, at any time on or before January 30, 2019 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the Common Shares for which the Warrant is being exercised.  The exercise price may be paid either by the withholding by the Company of such number of Common Shares issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our Common Shares on the trading day on which the Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price.  If the warrantholder does not exercise the Warrant in its entirety, the warrantholder will be entitled to receive a new warrant in substantially identical form for the purchase of that number of Common Shares equal to the difference between the number of Common Shares subject to the Warrant and the number of Common Shares as to which the Warrant is exercised.  The exercise price applicable to the Warrant is subject to the further adjustments described below under the caption “Adjustments to the Warrant.”

Upon exercise of the Warrant, certificates for the Common Shares issuable upon exercise will be issued to the warrantholder.  Such Common Shares will be deemed to be issued as of the close of business on the date on which the Warrant and the payment of the exercise price are delivered to Peoples.  We will not issue fractional shares upon any exercise of the Warrant.  Instead, the warrantholder will be entitled to a cash payment equal to the market price of our Common Shares on the last trading day preceding the exercise of the Warrant less the pro-rated exercise price of the Warrant for any fractional Common Shares that would have otherwise been issuable upon exercise date for the Warrant.  We will at all times reserve the aggregate number of Common Shares for which the Warrant may be exercised.  The Common Shares issuable upon exercise of the Warrant will be listed on NASDAQ.

Rights As A Shareholder

The warrantholder will have no rights or privileges of the holders of our Common Shares, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

Transferability

The U.S. Treasury may not transfer a portion of the Warrant with respect to, or exercise the Warrant for, more than 50% of the Common Shares underlying the Warrant until the earlier of the date on which we received aggregate gross proceeds from a qualified equity offering of at least $39,000,000 and December 31, 2009.  However, if Peoples were to redeem all of the Series A Preferred Shares as permitted by and in accordance with the provisions of ARRA and the documents required to consummate such redemption, the U.S. Treasury will be permitted, subject to compliance with applicable securities laws, to transfer all or a portion of the Warrant with respect to, and/or exercise the Warrant for, all or a portion of the number of Common Shares issuable thereunder, at any time and without limitation.  The Warrant, and all rights under the Warrant, are otherwise transferable in accordance with applicable securities laws.

Liquidation

If we repay all TARP funds received as a result of our participation in the Capital Purchase Program as permitted by and in accordance with the provisions of ARRA and the documents required to consummate such redemption, we must either (i) repurchase the Warrant at its fair market value in accordance with the terms of the Securities Purchase Agreement and the applicable repurchase documentation or (ii) issue and deliver to the U.S. Treasury a substitute warrant to purchase the number of Common Shares into which the Warrant is then exercisable (which number of Common Shares will no longer be subject to adjustment as described above under the caption “Common Shares Subject to the Warrant”) which the U.S. Treasury would then provide notice of its intention to sell in accordance with the terms of the Securities Purchase Agreement.

Adjustments to the Warrant

Adjustments In Connection With Stock Splits, Subdivisions, Reclassifications And Combinations

The number of Common Shares for which the Warrant may be exercised and the exercise price applicable to the Warrant will be proportionately adjusted in the event we pay dividends or make distributions of our Common Shares, or subdivide, combine or reclassify our outstanding Common Shares into a smaller or greater amount.

Anti-Dilution Adjustment

Until the earlier of January 30, 2012 and the date the U.S. Treasury no longer holds the Warrant (and other than in certain permitted transactions described below, or in a stock split, subdivision, reclassification or combination as described above), if we issue any Common Shares (or securities convertible or exchangeable for or exercisable into Common Shares) without consideration or for consideration that is less than 90% of the market price of the Common Shares on the last trading day prior to pricing such Common Shares or convertible securities, then the number of Common Shares issuable upon exercise of the Warrant and the exercise price of the Warrant will be adjusted.  Permitted transactions that will not trigger this adjustment include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors; and

•
in connection with public or broadly marketed offerings and sales of Common Shares or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder, on a basis consistent with capital-raising transactions by comparable financial institutions (but not including other private transactions).

Other Distributions

If we declare any dividends or distributions other than our historical, ordinary cash dividends (i.e., regular quarterly dividends not in excess of $0.23 per share), both the number of Common Shares issuable upon exercise of the Warrant and the exercise price of the Warrant will be adjusted to reflect such dividends or distributions.

Certain Repurchases

If we effect a pro rata repurchase of Common Shares, both the number of Common Shares issuable upon exercise of the Warrant and the exercise price of the Warrant will be adjusted.

Business Combinations

In the event of a merger, consolidation, statutory share exchange or similar transaction involving Peoples and requiring shareholder approval, or a reclassification of our Common Shares (other than as described above under the caption “Adjustments In Connection With Stock Splits, Subdivisions, Reclassifications And Combinations”), the warrantholders’ right to receive our Common Shares upon exercise of the Warrant will be converted into the right to exercise the Warrant for the transaction consideration that would have been payable to the warrantholder with respect to the Common Shares for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction, or reclassification.

Registered Sales of the Warrant

The holders agree to sell the Warrant or any portion thereof under the Registration Statement of which this Prospectus is a part only beginning 30 days after notifying us of any such sale, during which 30-day period the U.S. Treasury and all holders of the Warrant shall take reasonable steps to agree to revisions to the Warrant to permit a public distribution of the Warrant, including entering into a warrant agreement and appointing a warrant agent.

DESCRIPTION OF COMMON SHARES

The following is a brief description of the terms of our Common Shares.  This summary does not purport to be complete in all respects.  This description is subject to and qualified in its entirety by reference to the relevant provisions of Ohio law, our Articles and our Code of Regulations, as amended (the “Regulations”), copies of which have been filed with the SEC and are also available upon request from us.

General

Under our Articles, we are authorized to issue up to 24,000,000 Common Shares.  As of April 7, 2009, 10,457,166 Common Shares were outstanding, 565,151 Common Shares were held by us as treasury shares, and 330,699 Common Shares were reserved for issuance upon the exercise of outstanding stock options and stock appreciation rights and will be issued, to the extent of the exercise of any of such stock options, and stock appreciation rights, from Common Shares held in treasury to the extent available and otherwise from authorized but unissued Common Shares.  The Common Shares issuable upon exercise of the Warrant, in whole or in part, will be issued by us from Common Shares held in treasury to the extent available and otherwise from authorized but unissued Common Shares.

Liquidation Rights

Each Common Share entitles the holder thereof to share ratably in our net assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment, subject to the rights of the holders of the Series A Preferred Shares described above under the captions “DESCRIPTION OF SERIES A PREFERRED SHARES – Priority of Dividends and Payments on Liquidation” and “DESCRIPTION OF SERIES A PREFERRED SHARES – Liquidation Rights.”

We are also subject to the contractual restrictions described in the risk factor captioned “If We Defer Payments Of Interest On Our Outstanding Junior Subordinated Deferrable Interest Debentures Or If Certain Defaults Relating To Those Junior Subordinated Deferrable Interest Debentures Occur, We Will Be Prohibited From Declaring Or Paying Dividends Or Distributions On, From Redeeming Or Repurchasing, And From Making Liquidation Payments With Respect To, The Series A Preferred Shares And Our Common Shares.”

Subscription, Conversion and Redemption Rights

The holders of Common Shares do not have subscription or conversion rights, and there are no mandatory redemption provisions applicable to the Common Shares.

Dividends

As an Ohio corporation, we may, in the discretion of our Board of Directors, generally pay dividends to our shareholders out of surplus, however created, but must notify the shareholders if a dividend is paid out of capital surplus.  Our ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends that may be declared and paid by our subsidiaries.  Thus, as a practical matter, any restrictions on the ability of our subsidiaries to pay dividends will act as restrictions on the amount of funds available for payment of dividends by us.

Dividend payments from Peoples Bank are subject to legal and regulatory limitations, generally based on net income and retained earnings.  The ability of Peoples Bank to pay dividends to us is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations.  Payments of dividends by Peoples Bank may be restricted at any time at the discretion of the applicable regulatory authorities, if they deem such dividends to constitute an unsafe and/or an unsound banking practice.

We are also subject to Federal Reserve Board policies that may, in certain circumstances, limit our ability to pay dividends.  These policies require, among other things, that we maintain adequate capital above regulatory minimums.  The Federal Reserve Board may also determine, under certain circumstances relating to our financial condition, that the payment of dividends would be an unsafe or unsound practice and prohibit the payment thereof.  In addition, the Federal Reserve Board expects us to serve as a source of strength to Peoples Bank, which may require us to retain capital for further investments in Peoples Bank, rather than use those funds for dividends for our shareholders.

The dividend rights of holders of our Common Shares are also qualified and subject to the dividend rights of holders of Series A Preferred Shares described under the caption “DESCRIPTION OF SERIES A PREFERRED SHARES – Priority of Dividends and Payments on Liquidation.”  In addition, the Securities Purchase Agreement contains limitations on the payment of dividends on the Common Shares from and after January 30, 2009 (including with respect to the payment of cash dividends in excess of $0.23 per share, which is the amount of the last quarterly cash dividend declared by us prior to October 14, 2008).  Prior to the earlier of: (i) January 30, 2012; and (ii) the date on which the Series A Preferred Shares have been redeemed in whole or the U.S. Treasury has transferred the Series A Preferred Shares to unaffiliated third parties, we may not declare or pay any dividend or make any distribution on our Common Shares other than:

•	regular quarterly cash dividends not exceeding $0.23 per share; and

•	dividends payable solely in our Common Shares,

without the consent of the U.S. Treasury.

We are also subject to the contractual restrictions described in the risk factor captioned “If We Defer Payments Of Interest On Our Outstanding Junior Subordinated Deferrable Interest Debentures Or If Certain Defaults Relating To Those Junior Subordinated Deferrable Interest Debentures Occur, We Will Be Prohibited From Declaring Or Paying Dividends Or Distributions On, From Redeeming Or Repurchasing, And From Making Liquidation Payments With Respect To, The Series A Preferred Shares And Our Common Shares.”

Number of Directors

Our Regulations provide for our Board of Directors to consist of not less than nine and not more than 15 directors.  The number of Peoples directors was last fixed at 12 directors and currently consists of 12 directors.

Classification of the Board of Directors

Our Regulations provide for our Board of Directors to be divided into three classes, with the term of office of one class expiring each year.

Nomination of Directors

Shareholders who wish to nominate an individual for election as a director at an annual meeting of the shareholders of must comply with our Regulations regarding shareholder nominations.  Shareholder nominations must be made in writing and delivered or mailed to our Corporate Secretary not less than 14 days or more than 50 days prior to any meeting of shareholders called for the election of directors.  However, if less than 21 days’ notice of the meeting is given to the shareholders, the nomination must be mailed or delivered to the Corporate Secretary not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed to the shareholders.  Each nomination must contain the following information to the extent known by the nominating shareholder:

•	the name, age, business address and residence address of each proposed nominee;

•	the principal occupation or employment of each proposed nominee;

•	the number of common shares beneficially owned by each proposed nominee and by the nominating shareholder; and

•	any other information required to be disclosed with respect to a nominee for election as a director under the SEC’s proxy rules.

Each nomination must be accompanied by the written consent of the proposed nominee to serve as a director if elected.  Nominations not made in accordance with the above requirements and our Regulations will not be considered.

Voting Rights

Each holder of Common Shares has the right to cast one vote for each Common Share owned on all matters submitted to a vote of shareholders.  No holder of Common Shares is entitled to the right of cumulative voting in the election of directors.  The Articles provide that no holder of shares of any class of our capital stock is entitled to preemptive rights.

Special Voting Requirements

Our Articles contain special voting requirements that may be deemed to have anti-takeover effects.  Specifically, pursuant to Article Seventh of the Articles, if any three members of our Board of Directors affirmatively vote against any of the following matters, the affirmative vote of the holders of shares entitling them to exercise not less than 75% of the voting power of Peoples entitled to vote thereon will be required to adopt:

•	a proposed amendment to our Articles;

•	proposed new regulations or an alteration, amendment or repeal of our Regulations;

•	an agreement of merger or consolidation providing for the merger or consolidation of Peoples with or into one or more other corporations;

•	a proposed combination or majority share acquisition involving the issuance of shares of Peoples and requiring shareholder approval;

•	a proposal to sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the property and assets of Peoples;

•	a proposed dissolution of Peoples; or

•	a proposal to fix or change the number of directors by action of the shareholders.

The written objection of a director to any such matter submitted to the President or Corporate Secretary of Peoples not less than three days before the meeting of the shareholders at which any such matter is to be considered will be deemed to be an affirmative vote by such director against such matter.

SELLING SECURITYHOLDERS

On January 30, 2009, we issued 39,000 Series A Preferred Shares and the Warrant to the U.S. Treasury, which is the initial selling securityholder under this Prospectus, in a transaction exempt from the registration requirements of the Securities Act.  The U.S. Treasury, or its successors, including transferees, may from time to time offer and sell, pursuant to this Prospectus or a supplement to this Prospectus, any or all of the securities they own.  The securities to be offered under this Prospectus for the account of the selling securityholders are:

•
39,000  Series A Preferred Shares, representing beneficial ownership of 100% of the Series A Preferred Shares outstanding on the date of this Prospectus or, in the event the U.S. Treasury requests that we deposit the Series A Preferred Shares with a depositary in accordance with the Securities Purchase Agreement, depositary shares evidencing fractional share interests in such Series A Preferred Shares;

•	the Warrant to purchase 313,505 of our Common Shares; and

•
313,505 of our Common Shares issuable upon full exercise of the Warrant, which Common Shares, if issued, would represent beneficial ownership of approximately 2.9% of our Common Shares outstanding as of April 7, 2009 (including the Common Shares issuable upon exercise of the Warrant in the total number of Common Shares outstanding).

For purposes of this Prospectus, we have assumed that, after completion of the offering, none of the securities covered by this Prospectus will be held by the selling securityholders or affiliates thereof.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.  As of the date hereof, we are not aware that anyone other than the U.S. Treasury has any voting and investment power with respect to the securities being offered by this Prospectus.

We do not know when or in what amounts the selling securityholders may offer the securities for sale.  The selling securityholders might not sell any or all of the securities offered by this Prospectus.  Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because we are unaware of any of the securities being subject to any agreement, arrangement or understanding, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

Other than with respect to the acquisition of the securities, the U.S. Treasury has not had a material relationship with us.

Information about the selling securityholders may change over time, and changed information will be set forth in supplements to this Prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities.  These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more public or private transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions:

•
on any national securities exchange or quotation service on which the Series A Preferred Shares or the Common Shares may be listed or quoted at the time of sale, including, as of the date of this Prospectus, NASDAQ, in the case of the Common Shares;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may, in turn, engage in short sales of the Common Shares issuable upon exercise of the Warrant in the course of hedging the positions they assume.  The selling securityholders may also sell short the Common Shares issuable upon exercise of the Warrant and deliver Common Shares to close out short positions, or loan or pledge the Series A Preferred Shares or the Common Shares issuable upon exercise of the Warrant to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts, commissions and concessions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate.  Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this Prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales.  Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.  Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers.  In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this Prospectus and to the activities of the selling securityholders.  In addition, we will make copies of this Prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of NASDAQ pursuant to Rule 153 under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We do not intend to apply for listing of the Series A Preferred Shares or the Warrant on any national securities exchange unless requested by the U.S. Treasury.  No assurance can be given as to the liquidity of the trading market, if any, for the Series A Preferred Shares.  Our Common Shares are listed on NASDAQ and trade under the symbol “PEBO”.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act.  We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this Prospectus.

LEGAL MATTERS

The validity of the securities being offered by this Prospectus is being passed upon for Peoples by the law firm of Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio.

EXPERTS

The consolidated financial statements of Peoples appearing in Peoples’ Annual Reports (Form 10-K) for the year ended December 31, 2008 has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference.  Such consolidated financial statements as of December 31, 2008 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.